

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Henry Nisser
General Counsel
BitNile Metaverse, Inc.
303 Pearl Parkway, Suite 200
San Antonio, Texas 78215

> **Re: BitNile Metaverse, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 20, 2023**
> **File No. 333-275122**

Dear Henry Nisser:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kenneth Schlesinger